FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations (US GAAP)

Fourth quarter, year ended March 2010

Nomura Holdings, Inc. April 2010

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

2

Outline

Presentation

Overview of fourth quarter results (p. 4) Overview of full year results (p. 5) Overview of fourth quarter results by division (p. 6) Overview of fourth quarter results by region (p. 7) Retail (p. 8) Asset Management (p. 9) Investment Banking (p. 10 – 11) Global Markets (p. 12 – 13) Wholesale business net revenue share (p. 14) Robust financial position (p. 15) Diversification of long-term funding (p. 16) Level 3 assets (p. 17) Key performance indicators (p. 18 – 19)

Financial supplement

Consolidated financial highlights (p. 21)

Consolidated balance sheet (p. 22)

Full Year business segment highlights (p. 23)

Fourth quarter business segment highlights (p. 24)

Retail (p. 25)

Global Markets (p. 26)

Investment Banking (p. 27)

Merchant Banking (p. 28)

(Reference) Wholesale (p. 29)

Asset Management (p. 30)

Segment “Other” (p. 31)

Non-interest expenses (p. 32)

Retail related data (p. 33–37)

Global Markets related data (p. 38)

Investment Banking related data (p. 39)

Merchant Banking related data (p. 40)

Asset Management related data (p. 41–42)

Value at risk (p. 43)

Number of employees (p. 44)

Consolidated income (p. 45)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 46)

Main revenue items (p. 47)

Overview of fourth quarter results

Highlights

Fourth quarter results

Net revenue of 277.9 billion yen, income before income taxes of 28.6 billion yen, net income of 18.4 billion yen.

Profitable for four straight quarters; all five business divisions in profit for first time in fiscal year under review.

Acted as lead manager on the largest IPO in Japan and globally for fiscal year under review.

Saw growth in client base and expanded client assets in Retail and Asset Management.

Client base also grew in Wholesale and US build out continued.

Full year results

Net revenue of 1,150.8 billion yen, income before income taxes of 105.2 billion yen, net income of 67.8 billion yen.

Returned to profit on full year basis with all business divisions contributing to profit. All regions profitable.

Retail focused on providing consulting services, recording average monthly net purchases of around 1 trillion yen; net revenue up 30% compared to same period last year.

In addition to our solid Retail business in Japan, Wholesale is now a second revenue engine operating globally and making a significant contribution to revenues.

Booked 118.6 billion yen in accounting losses not attributable to business segments, including credit valuation adjustments of 74 billion yen and 17 billion yen in conversion expenses related to convertible bonds.

Fourth quarter results

Net revenue Y277.9bn

Income before Y28.6bn income taxes

Net income1 Y18.4bn

Full year results

Net revenue Y1,150.8bn

Income before Y105.2bn income taxes

Net income1 Y67.8bn

1. Net income attributable to Nomura Holdings.

Overview of full year results

Net revenue, income/loss before income taxes and ROE

(billions of yen)

Net revenue

Income before income taxes

ROE(%)

Income before income taxes for year ended Mar 2010

(billions of yen)

787.3

312.6

1,150.8

-3.3%

-64.6

3.7%

105.2

-40.2%

FY07

FY08

FY09

-780.3

Adjustments1

Own credit & CVA (¥73.9bn)

Nomura CB conversion cost s

(¥17.0bn)

Unrealized gain on investment securities ¥9.4bn

Nomura public offering fee (¥16.0bn)

105.2

118.6

223.8

Income before income taxes

Adjustment1

Income before income taxes (business segments)2

1. Accounting items not attributable to business segments

2. Including corporate items

Overview of fourth quarter results by division

Breakdown of fourth quarter net revenue and overview of business segment results

Retail

Retail client assets: ¥73.5trn Monthly average net purchases over ¥1trn 126,000 new individual accounts opened

Asset Management

Assets under management: ¥23.4trn Public investment trust market share3 20.3% Received several awards

Investment Banking

#1 in Japan-related ECM and M&A league tables4 Lead manager in Dai-ichi Life IPO, the largest IPO for the fiscal year Sole M&A advisor for KKR acquisition of Pets at Home.

Global Markets

Expanded client platform #1 overall dealer for JGB1

LSE market share (customer trades) #1 2 US business build out gaining momentum

Merchant Banking

Investments: ¥370bn (-0.6% YoY) Made progress in increasing value of investee companies

(billions of yen)

Retail 95.5

Asset Management 18.0

Investment Banking 27.8

Merchant Banking 7.6

Global Markets 133.0

1. Source : Ministry of Finance Japan

2. Source : London Stock Exchange. Nomura only, excludes Instinet.

3. Share of investment trust market in Japan. Source: The Investment Trusts Association, Japan. Data related to Nomura Asset Management.

4. Source : Thomson Reuters

Note: All data as of March 31, 2010, unless otherwise indicated.

NOMURA

Overview of fourth quarter results by region

Breakdown of fourth quarter net revenue; fourth quarter highlights by region

EMEA

- LSE market share (customer trades) #1[1] (Global Markets)
- #2 research ranking[2] (Global Markets)
- Sole M&A advisor for KKR acquisition of Pets at Home (Investment Banking)
- Joint bookrunner on index linked UK gilt (Investment Banking)



Q4
Net revenue by region
Full year
Non-Japan
Japan

US

- Significant momentum across all core products in FI, Equities (Global Markets)
- Steady progress in on-boarding of derivative clients (Global Markets)
- Joint lead manager in IPO for North American company (Seabridge Gold) (Investment Banking)

Asia ex-Japan

- Market share increased on exchanges across region e.g. South Korea, Hong Kong, India (Global Markets)
- Won mandates on high profile deals in DCM (Philippines) and M&A (National Australia Bank/AXA) (Investment Banking)
- Strengthened on-shore business platforms (Global Markets)

Japan

- 126,000 new individual accounts opened (Retail)
- #1 Overall dealer for JGB[3] (Global Markets)
- #1 Monthly share on TSE (Global Markets)
- #1 in Nikkei analyst survey[4]
- #1 in Japan-related ECM and M&A league tables[5] (Investment Banking)
- Made progress in increasing value of investee companies (Merchant Banking)

1. Source : London Stock Exchange. Nomura only, excludes Instinet.
2. Source : Institutional Investor
3. Source : Ministry of Finance Japan
4. Source : Nikkei
5. Source : Thomson Reuters

Note: All data as of March 31, 2010, unless otherwise indicated.

7

Retail: Focus on consulting services

Total purchases by retail clients

(billions of yen)

4,000

3,500

3,000

2,500

2,000

1,500

1,000

500

0

Stocks

Investment Trusts

Bonds

Others

IPO

PO

FY2010.3

Q1 Q2 Q3 Q4

Accounts with balance

(thousand accounts)

5,000

4,800

4,600

4,400

4,200

4,000

4,494

4,517

4,751

4,883

FY2010.3

Q1 Q2 Q3 Q4

Nomura Retail flagship ad campaign graphic, roughly translated as “I’ll ask Nomura for advice”.

Asset Management: Maintained domestic share, increased international operations

Leading position in Japan

Share of public investment trust mkt in Japan (Mar 2010)1, 2

1. Source: Nomura, based on data from the Investment Trusts Association, Japan

2. Assets under management for Nomura Asset Management shown on non-consolidated basis

Morningstar Award “Fund of the Year 2009”

Others, 26.4%

#10.2.4%

#9,2.7%

#8,2.8%

#6,3.2%

#7,3.1%

#5,6.6%

#4,8.6%

#2,14.4%

#3,9.7%

Nomura Asset Management 20.3%

Balanced Funds

Fund of the Year “Nomura Global Six Assets Diversified Fund (Profit Distribution Type)” Fund of the Year “Global Three Assets Balance Fund (Monthly Profit Distribution Type)”

Expanded international investment advisory business

Investment advisory assets under management2

(trillions of yen)

8.0

7.0

6.0

5.0

4.0

3.0

2.0

1.0

0.0

2009.6

2009.09

2009.12

2010.03

25.0%

20.0%

15.0%

10.0%

5.0%

0.0%

Domestic

Overseas

Asia*

*Asia-based client AuM as percentage of total AuM outside Japan.

Awards

Lipper Fund Awards 2010 Japan

Best Fund (3 Year)

Nomura US NASDAQ Open A Course Nomura Pictet Premium Brand Fund A Nomura World Water Fund A Course

Three other best fund awards

NIKKEI NETQUICK Fund Rankings 2009

Balanced Funds #1

My Story Profit Distribution Type (6 times per year) B Course

Four other funds ranked number one

Investment Banking: ECM share in Japan

Japan-related equity capital markets (Rank value)

(billions of yen)

7,000

6,000

5,000

4,000

3,000

2,000

1,000

-

FY02

FY03

FY04

FY05

FY06

FY07

FY08

FY09

6,342

2,691

Industry Total

Nomura

Note: Excluding offerings outside Japan by non-Japanese firms listed in Japan. Nomura estimate for fiscal 2009.

Source: Nomura, based on Japan Securities Dealers Association data.

Japan-related equity capital mkts bookrunner league table (Apr-Mar)

Rank Bank Proceeds Mkt. No. of

(billons of yen) share deals

1 Nomura 2,691 35.0% 56

2 Goldman Sachs & Co 765 10.0% 7

3 Daiwa Securities Group 593 7.7% 16

4 Mizuho Financial Group 445 5.8% 14

5 Morgan Stanley 345 4.5% 5

6 JPMorgan 313 4.1% 4

7 Barclays Capital 266 3.5% 3

8 Bank of America Merrill Lynch 220 2.9% 6

9 Mitsubishi UFJ 190 2.5% 13

10 Citi 168 2.2% 1

Industry Total 7,687 100% 113

Source: Thomson Reuters; (excluding self-funding)

NOMURA

Investment Banking: Noteworthy international deals

	EMEA			Asia ex-Japan		
M&A	**Anglo American** Defence advisor for Anglo American against Xstrata's bid US$42.5billion / Jul 2009	**SEGRO PLC** Financial Advisor to Brixton £1.1billion / Aug 2009	**KKR** Advisor to KKR on acquisition of Pets at Home Undisclosed / Jan 2010	**CIC** Sole Financial Advisor to CIC US$939million / Sep 2009	**Kumho Asiana** Financial Advisor Kumho Asiana's divestment of Daewoo Engineering & Construction US$2.5billion / Pending	**National Australia Bank** Financial Advisor to National Australia Bank Proposed acquisition of AXA Asia Pacific Holdings US$ 13.3 billion / Pending
ECM	**Givaudan** Joint Bookrunner Rights Issue CHF 420million / Jun 2009	**Societe Generale** Co-Bookrunner Rights Issue €4.8billion / Oct 2009	**UC Rusal** Joint Bookrunner IPO US$2.2billion / Jan 2010	**Tata Power** Sole Bookrunner FCCB US$ 300 million / Nov 2009	**Maxis** Joint Bookrunner IPO US$3.3 billion / Nov 2009	**Shanda Games Limited** POWL Bookrunner & Co-Lead Manager IPO US$ 1.0 billion / Sep 2009
DCM	**Republic of Poland** Joint Bookrunner 1.92% due Nov 2012 2.34% due Nov 2014 ¥44.8billion / Nov 2009	**GDF** Joint Bookrunner 1.17% due Dec 2014 ¥65billion / Dec 2009	**Hellenic Republic** Joint Bookrunner 6.250% due Jun 2020 EUR 5billion / Mar 2010	**Republic of Indonesia** Joint Arranger and Documentation Agent 10-yr Shibosai Bond Guaranteed by JBIC ¥35billion / Jul 2009	**Korea Development Bank** Joint lead manager 2.51% note due Sep 2011 2.67% note due Sep 2012 2.96% note due Sep 2014 ¥30billion / Sep 2009	**Star Energy Geothermal** Joint bookrunner and Joint lead manager 11.5% Senior Security notes due Feb 2015 US$ 350million / Feb 2010

11

Global Markets: Derivatives business expansion

Number of accounts with ISDA Master Agreements1 – indexed, Dec 2009 = 100

EMEA Japan Asia ex-Japan Americas

100

135

100

114

100

116

100

179

2009.12

2010.3

2009.12

2010.3

2009.12

2010.3

2009.12

2010.3

1. Number of priority clients that have executed ISDA Master Agreements since Lehman acquisition.

Global Markets: Americas business build out

Global Equities Global Fixed Income

Cash equities (EMEA, Asian and US equities)1 Rates2 FX2

100

140

168

2009.04

2009.12

2010.03

100

206

215

2009.9

200912

2010.03

100

225

365

2009.9

200912

2010.03

Equity derivatives3 Securitized products2 Credit2

100

185

218

248

2009.06

2009.9

2009.12

2010.03

100

879

1,065

2009.9

200912

2010.03

100

483

751

2009.9

200912

2010.03

1. Average daily trade volume, index.

2. Average daily trades. For equity derivatives, average daily trades of live single stock and index futures, index.

3. Quarterly revenue, index.

Note: Volume uplift compared to pre-integration or go-live month for each business. Excludes Instinet.

Wholesale net revenue share (Jan – Mar 2010)

Wholesale net revenue share1, 2 Investment Banking net revenue share1

Global Equities net revenue share1 Global Fixed Income net revenue share1

1. Data are from each company’s latest quarterly financial results.

2.Wholesale net revenue data based on sum of data from three other charts (Investment Banking, Fixed Income, Equities).

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Robust financial position

Capital ratio

History of leverage ratios

Financial indicators Gross leverage and net leverage

Total assets ¥32.2trn

Shareholders’ equity ¥2.1trn

Gross leverage 15.2x

Net leverage 9.3x 3 assets1

Level (net) ¥0.9trn

Liquidity ¥5.2trn

(billions of yen)

(Preliminary) 31 Dec 31 Mar

Tier 1 1,989 2,000

Tier 2 559 560

Tier 3 303 306

Total capital 2,789 2,806

RWA 11,127 11,525

Tier 1 ratio 17.8% 17.3%

Tier 1 Common ratio3 17.7% 17.3%

Total capital ratio 25.0% 24.3%

Gross leverage ratio

Net leverage ratio

20.0

18.0

16.0

14.0

12.0

10.0

8.0

6.0

2009.1Q

2009.2Q

2009.3Q

2009.4Q

2010.1Q

2010.2Q

2010.3Q

20104Q

Comparison of capital ratios Comparison of credit ratings4

Tier 1 capital / Risk Weighted Assets2 Notch gap

= Tier 1 ratio = Tier 1 common ratio3

17.3%17.3%

Nomura

MS

GS

Citi

JPM

BoA

CS

DB

UBS

BARC

AA AA- A+ A A- BBB+ BBB BBB-

0

DB UBS BARC JPM BoA Citi GS MS CS Nomura

1. Preliminary (before review).

2. Competitor data in gray dotted area as of March 31, 2010, and others as of December 2009. Nomura data as of March 31, 2010.

3. Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest.

4. S&P ratings Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

NOMURA

Diversification of long-term funding

Highlights

- Accelerating diversification of long-term funding in terms of currencies and regions.
- Issued first US dollar-denominated note in US (USD3.0bn)
- Issued euro-denominated bond in Europe (EUR 250m), issued GBP-denominated bond (GBP 500m).
- 46% of funding for the year was done through major currencies (USD, euro)
- 52% of funds raised outside Japan in past year.

Currency breakdown


Others
JPY
USD
EUR
10%
10%
23%
23%
Outstanding (as of Mar 2010)
Funding in FY2010

US dollar denominated notes


25 February 2010
NOMURA
$1.5bn 5.0%
5yr Senior Unsecured Notes due on Mar-15
&
$1.5bn 6.7%
10yr Senior Unsecured Notes due on Mar-20
Sole Bookrunner
NOMURA

- Issued first benchmark US dollar-denominated senior notes in US market.
- In addition to US investors, European, Middle Eastern, and Asian investors also participated for a globally diversified mix.
- 4 times oversubscribed

Regional breakdown


Japan
Non Japan
22%
52%
Outstanding (as of Mar 2010)
Funding in FY2010

16

Level 3 assets

Highlights

Breakdown of Level 3 assets, net Level 3 assets2 / Tier 1 capital ratio

Level 3 assets declined by ¥1.7trn on full year basis to ¥1.4trn.

Declined by ¥200bn QoQ .

¥900bn after netting off derivative assets and liabilities. Declined to 44% of Tier 1 capital on net basis.

Prudently managing and aiming to exit private equity investments, which account for largest component of Level 3 assets.

Continue to closely manage Level 3 and other illiquid assets.

(billions of yen)

Others

Bank and corporate debt securities and loans for trading purposes Mortage and other mortgage backed securities Derivative contracts (liabilities)

Equities

Private Equity

Derivative contracts (assets)

Net Level 3 Assets / Tier 1 Capital

2,500

2,000

1,500

1,000

500

0

-500

-1,000

98%

85%

55%

11%

9%

8%

11%

23%

44%

38%

1Q

2Q

3Q

4Q

120%

100%

80%

60%

40%

20%

0%

1. Preliminary (before review)

2. Level 3 assets after netting off derivative assets and liabilities.

Key performance indicators (KPI)

Retail Asset Management

Retail client assets

(trillions of yen)

67.2

68.9

71.0

73.5

FY2010.3

1Q 2Q 3Q 4Q

Assets under management

(trillions of yen)

22.2

22.9

23.1

23.4

FY2010.3

1Q 2Q 3Q 4Q

Global Equities

Share1

8.2%

7.7%

10.9%

6.0%

FY2010.3

1Q 2Q 3Q 4Q

Global Fixed Income

Share1

3.3%

2.4%

4.4%

1.5%

FY2010.3

1Q 2Q 3Q 4Q

1: Data are from each company’s (BarCap, BoA/ML, Citi, CS, DB, GS, JPM, MS, UBS, and Nomura) latest quarterly financial results available at the time.

Note: No responsibility or liability can be accepted by Nomura for errors or omissions on this slide.

Key performance indicators (KPI)

Rank1 Global ECM ranking Global M&A ranking

Investment Banking

FY2010.3

1Q 2Q 3Q 4Q

#10 #9 #7 #8

#16 #13 #15 #18

Merchant Banking

(billions of yen)

Business exposure ratio Pretax income to business exposure

FY2010.3

1Q 2Q 3Q 4Q

382.1 368.6 372.3 370.0

-0.9% -0.2%

0.3% 1.2%

Return on equity2

FY2010.3

1Q 2Q 3Q 4Q

3.0% 7.0% 2.2% 3.5%

Cost efficiencies

(billions of yen)

Cost reduction (1-4Q)3 Compensation to net revenue ratio

FY2010.3

1Q 2Q 3Q 4Q

PE

NPE

46% 49% 46% 41%

38 41.5 16 9.5 51 54 50 50

Actual 1-3Q NPE PE Actual 1-4Q Initial Target Actual 4Q

1. Source: Thomson Reuters

2. Return on equity is calculated using annualized quarterly net income (loss). FY2010.3 fourth quarter accumulated return on equity was 3.7%.

3. PE=Personnel expenses. NPE=Non-personnel expenses.

Financial Supplement

Consolidated financial highlights

Full year

Net income (loss) ROE (%)

(billions of yen)

400 200 0 -200 -400 -600 -800

15.5%

304.3

8.3%

175.8

-67.8

-708.2

67.8

3.7%

20% 10% 0%

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

Net revenue 1,145.7 1,091.1 787.3 312.6 1,150.8

Income (loss) before income taxes 452.0 318.5 -64.9 -780.3 105.2

Net income (loss) attributable to Nomura

Holdings, Inc. (“NHI”) shareholders 304.3 175.8 -67.8 -708.2 67.8

Total Nomura shareholders’ equity 2,063.3 2,185.9 1,988.1 1,539.4 2,126.9

ROE (%)1 15.5% 8.3% - - 3.7%

Basic-Net income (loss) attributable to NHI

shareholders per share(yen) 159.02 92.25 -35.55 -364.69 21.68

Shareholders’ equity per share (yen) 1,083.19 1,146.23 1,042.60 590.99 579.70

Quarter

(billions of yen)

50 0 -50-100-150-200-250

-215.8

11.4

3.0%

27.7

5.0%

10.2

3.6%

18.4

3.7%

10%

0%

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

99.2 298.4 300.0 274.5 277.9

-226.9 31.4 27.3 18.0 28.6

-215.8 11.4 27.7 10.2 18.4

1,539.4 1,544.5 1,615.9 2,109.8 2,126.9

- 3.0% 5.0% 3.6% 3.7%

-107.00 4.37 10.22 2.91 5.02

590.99 589.32 580.96 575.16 579.70

1. FY2010.3 ROE calculated using accumulated FY2010.3 net income, annualized.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31, Mar. 31, Increase Mar. 31, Mar. 31, Increase

2009 2010 (Decrease) 2009 2010 (Decrease)

Assets Liabilities

Cash and cash deposits 1,423 1,352 (70) Short-term borrowings 1,183 1,302 118

Payables and deposits 1,242 1,528 286

Loans and receivables 1,643 2,072 429 Collateralized financing 10,158 11,216 1,059

Trading liabilities 4,752 8,357 3,605

Collateralized agreements 8,413 12,467 4,055 Other liabilities 468 495 27

Long-term borrowings 5,483 7,199 1,716

Trading assets and

private equity investments 1 11,673 14,700 3,028 Total liabilities 23,286 30,097 6,811

Other assets 1,687 1,639 (48) Equity

Total Nomura shareholders' equity 1,539 2,127 588

Noncontrolling interest 12 6 (6)

Total assets 24,838 32,230 7,393 Total liabilities and shareholders' equity 24,838 32,230 7,393

1. Including securities pledged as collateral.

Note: Non-controlling interest, which was previously included in Liabilities, is classified as equity in accordance with SFAS 160. Previously reported amounts have been made to conform to the current year presentation.

NOMURA

Full Year business segment highlights

Net revenue

(billions of yen)


1,500
1,200
900
600
300
0
-300
1,059.8
8.4
65.8
68.2
99.7
371.1
446.5
1,057.7
75.4
88.1
65.0
99.2
290.0
440.1
837.4
103.2
88.7
64.8
83.1
95.6
402.0
335.8
147.7
59.8
291.9
63.5
-157.3
-69.9
1,141.4
70.4
12.2
118.9
658.4
388.3
-106.8
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3
1,059.8
1,057.7
837.4
335.8
1,141.4

Income (loss) before income taxes

(billions of yen)


600
400
200
0
-200
-400
-600
-800
452.0
20.6
55.4
51.5
157.7
197.2
-30.5
377.3
21.0
39.4
52.8
44.4
58.8
160.9
-14.4
34.0
122.3
53.3
22.8
-226.2
-20.6
-757.1
18.2
7.4
-574.6
-57.4
-85.3
-65.4
95.8
18.6
1.4
1.7
172.0
113.4
-211.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3
452.0
377.3
-14.4
757.1
95.8

Reference

- Retail: p. 25
- Global Markets: p. 26
- Investment Banking: p. 27
- Merchant Banking: p. 28
- Asset Management: p. 30
- Segment "Other": p. 31
- Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 46


Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail
Wholesale

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
Note2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

23

NOMURA

Fourth quarter business segment highlights

Net revenue

(billions of yen)


450
400
350
300
250
200
150
100
50
0
-50
-100
-150
103.2
30.5
13.1
61.9
6.6
9.4
-18.4
288.6
18.7
95.4
25.7
187.1
-1.1
-37.1
301.9
16.5
3.9
20.9
174.5
93.2
-7.1
278.4
17.2
1.8
44.5
163.9
104.3
-53.2
272.5
18.0
7.6
27.8
133.0
95.5
-9.4

FY2009.3	FY2010.3			
4Q	1Q	2Q	3Q	4Q
103.2	288.6	301.9	278.4	272.5

Income (loss) before income taxes

(billions of yen)


150
100
50
0
-50
-100
-150
-200
-250
-223.0
0.5
-5.5
-130.8
-41.3
-23.0
-22.9
21.7
5.1
27.9
62.3
-5.4
-3.6
-64.6
29.1
4.5
26.4
46.7
1.3
-9.7
-39.9
21.8
4.1
35.2
16.3
33.1
-0.9
-65.9
23.2
4.9
4.6
0.6
30.0
24.0
-40.9

FY2009.3	FY2010.3			
4Q	1Q	2Q	3Q	4Q
-223.0	21.7	29.1	21.8	23.2

Reference

- Retail: p. 25
- Global Markets: p. 26
- Investment Banking: p. 27
- Merchant Banking: p. 28
- Asset Management: p. 30
- Segment "Other": p. 31
- Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 46


Other
Asset Management
Merchant Banking
Investment Banking
Global Markets
Retail
Wholesale

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

24

Retail

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)



120
100
80
60
40
20
0
-20
61.9
95.4
93.2
104.3
95.5
-5.5
27.9
26.4
35.2
24.0
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Full year

(billions of yen)



500
400
300
200
100
0
446.5
440.1
402.0
291.9
388.3
197.2
160.9
122.3
18.2
113.4
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3

- **Business performance**
  - Fourth quarter net revenue was 95.5 billion yen (-8.5% QoQ, +54.1% YoY). Income before income taxes was 24 billion yen (-31.8% QoQ).
  - Robust distribution of investment trusts and public offerings.
- **Growing customer base**
  - Retail client assets of 73.5 trillion yen at end of March (+Y2.5trn QoQ).
  - Number of accounts with a balance increased by approx. 132,000 from prior quarter to 4.88 million.
  - 126,000 new individual accounts opened by retail investors.
- **Investment trust sales**
  - Sales of equity investment trusts totalled 1.5426 trillion yen (-3.8% QoQ).
  - Investment trust commissions of 42.8 billion yen (-4.3%QoQ).
  - Newly launched investment trusts (as of March 31).

Nomura New Emerging Bond Fund	203.4 billion yen
JPM Railway Related Equity Fund	140.5 billion yen
Nomura Brazil Infrastructure Stock Fund	95.2 billion yen
Nomura Global Financial Stock 1003	83.6 billion yen

- **Quarter highlights**
  - Total monthly purchases of around 1 trillion yen balanced among stock, bonds, and investment trusts.
  - Client accounts increased due to our role as joint global coordinator on Dai-ichi Life IPO.

Reference

- Net revenue and income (loss) before income taxes: p. 33
- Retail stock brokerage commissions, commissions for distribution of investment trusts: p. 34
- Retail client assets: p. 35
- Retail client assets: Net asset inflow: p. 36
- Number of accounts: p. 37

25

Global Markets

Net revenue and income (loss) before income taxes

Quarter



(billions of yen)
300
200
100
0
-100
-200
187.1
174.5
163.9
133.0
62.3
46.7
33.1
30.0
9.4
-130.8
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Full year



(billions of yen)
800
600
400
200
0
-200
-400
-600
658.4
371.1
157.7
290.0
58.8
95.6
172.0
-157.3
-226.2
-574.6
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3

- **Business performance**
  - Fourth quarter net revenue was 133 billion yen (-18.9% QoQ, +14x YoY). Income before income taxes was 30 billion yen (-9.4% QoQ)
  - Global Fixed Income
    - Steady revenues from client businesses.
    - Flow product business driving revenues in rates and credit.
    - Increased revenues from US operations.
  - Global Equities
    - Increased market share on exchanges amid declines in market order flow and volatility.
    - Booked revenues on IPO for Japanese corporate and in the derivative solutions business.

- **Highlights**
  - Ranked number one dealer in JGB auctions for full fiscal year.
  - Enhanced commodities business platform in Europe.
  - Ranked number one in client-driven market share on London Stock Exchange (Jun 2009 – Mar 2010).
  - Number one monthly share on Tokyo Stock Exchange.

Reference

- Net revenue and income (loss) before income taxes: p. 38
- Value at risk: p. 43

26

Investment Banking

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
50
40
30
20
10
0
-10
-20
-30
-40
-50
6.6
25.7
20.9
44.5
27.8
-41.3
-5.4
-9.7
16.3
0.6
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Full year


(billions of yen)
120
90
60
30
0
-30
-60
99.7
99.2
83.1
63.5
118.9
51.5
44.4
22.8
-57.4
1.7
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3

- **Business performance**
  - Fourth quarter net revenue was 27.8 billion yen (-37.4 QoQ, +4x YoY). Income before income taxes was 600 million yen (-96.2% QoQ).
  - Acted as joint global coordinator on Dai-ichi Life's IPO, Japan's largest IPO for the fiscal year.
  - Europe revenues driven by solutions business.
- **Major deals**

– ECM:	Dai-ichi Life IPO (joint global coordinator)	Y1.08trn
	Sumitomo Mitsui Financial Group PO (joint bookrunner)	Y919bn
	Rusal IPO (joint bookrunner)	US$2.2bn
– DCM:	Greece bond (joint bookrunner	€5bn
	Samurai bond private placement for the Philippines (Lead manager)	Y100bn
	Index linked UK gilt (joint bookrunner)	£3.5bn
– M&A:	Sole M&A advisor to KKR on its acquisition of Pets at Home	
	Joint financial advisor to NAB on its acquisition of AXA Asia Pacific Holdings	

Reference

- Net revenue and income (loss) before income taxes: p. 39
- League tables: p. 39

27

Merchant Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

40

20 7.6 3.9 1.3 4.6 1.8

0

-18.4 -1.1 -0.9 -20 -3.6 -23.0

-40

Net revenue Income (loss) before income taxes FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

Full year

(billions of yen)

80 68.2 65.0 64.8

60

40 55.4 53.3

52.8 12.2

20 1.4

0 -20 -40 -60

-80 -69.9 -100 -85.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

Business performance

Fourth quarter net revenue was 7.6 billion yen (+4x QoQ). Income before income taxes was 4.6 billion yen.

Booked unrealized gains on investments in Japan and overseas.

Focused on raising value of existing investments.

Reference

Net revenue and income (loss) before income taxes: p. 40

Business exposure: p. 40

(Reference) Wholesale

Full year

(billions of yen)

789.5

800

600 539.0

454.2 400 264.7 156.0

243.5 175.2

200

Net revenue

0

Income (loss)

-200 -150.1 -163.6 before income taxes

-400

-600

-800 -717.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

Global Fixed Income 173.8 123.1 -119.9 -217.2 308.0

Global Equities 168.5 147.9 206.0 98.9 352.8

Investment Banking 99.7 99.2 83.1 63.5 118.9

Merchant Banking 68.2 65.0 64.8 -69.9 12.2

GM Other 28.8 19.1 9.5 -38.9 -2.4

Net revenue 539.0 454.2 243.5 -163.6 789.5

Non-interest expenses 274.3 298.2 393.6 553.7 614.3

Income before income taxes 264.7 156.0 -150.1 -717.3 175.2

Quarter

(billions of yen)

300

211.7 199.3 210.1

200 168.4

100 53.3 38.2 48.5

35.2

0

-2.4

-100

-200 -195.1

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q QoQ YoY

5.4 105.4 76.6 70.5 55.6 -21.2% 925.6% 22.8 92.8 93.4 90.1 76.5 -15.1% 235.3% 6.6 25.7 20.9 44.5 27.8 -37.4% 321.3%

-18.4 -1.1 3.9 1.8 7.6 328.4% - -18.8 -11.1 4.6 3.2 0.9 -72.6% - -2.4 211.7 199.3 210.1 168.4 -19.8% -192.7 158.5 161.1 161.6 133.2 -17.6% -30.9% -195.1 53.3 38.2 48.5 35.2 -27.4% -

NOMURA

Asset Management

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
30
20
10
0
-10
13.1
18.7
16.5
17.2
18.0
5.1
4.5
4.1
4.9
0.5
Net revenue
Income (loss) before income taxes
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Full year


(billions of yen)
100
80
60
40
20
0
64.1
88.1
88.7
59.8
70.4
23.8
39.4
34.0
7.4
18.6
FY2006.3
FY2007.3
FY2008.3
FY2009.3
FY2010.3

- **Business performance**
  - Fourth quarter net revenue was 18 billion yen (+4.4% QoQ, +37.2% YoY). Income before income taxes was 4.9 billion yen (+20.3% QoQ, +9x YoY).
  - Assets under management increased by 400 billion yen from the end of December to 23.4 trillion yen as of the end of March.
- **Outstanding balance of Asset Management products sold via bank channels in Japan**

  Banks, others[1]: Y1.1392trn (-Y25.8bn from end of December)
  Japan Post Bank: Y450.6bn (+Y2.7bn from end of December)
- **Quarter highlights**
  - Five funds including the US NASDAQ Open Course A fund won Best Fund award at Lipper Fund Awards 2010 Japan.
  - Winning many Japan equity and global bond investment advisory mandates; Assets under management from Asian clients increased.

Reference

- Net revenue and income (loss) before income taxes: p. 41
- Assets under management: p. 41-42
- Investment trust related data: p. 42

1. Excludes Japan Post Bank and Nomura Trust & Banking.

Note: The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

30

NOMURA

Segment "Other"

Income (loss) before income taxes



Full year
Quarter
(billions of yen)
Includes ¥34.0bn related to Nomura Real Estate Holdings IPO
Fortress impairment of 83.3bn yen.
Credit value adjustment ¥40bn
Credit value adjustment ¥18bn
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
-27.3
21.4
-20.6
-65.4
-211.3
20
0
-20
-40
-22.9
-64.6
-39.9
-65.9
-40.9
JAFCO impairment of ¥13.6bn

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3			
						4Q	1Q	2Q	3Q	4Q
Net gain (loss) related to economic hedging transactions	-64.1	-30.0	11.4	28.0	**3.3**	-7.0	5.4	8.6	-13.3	**2.7**
Realized gain on investments in equity securities held for operating purposes	8.4	18.1	1.5	-2.4	**-3.4**	0.2	0.1	-0.5	0.1	**-3.0**
Equity in earnings of affiliates	27.8	53.2	4.7	-0.7	**7.8**	-6.4	3.7	0.6	1.9	**1.6**
Corporate items	-7.4	-11.1	-13.4	-70.5	**-83.3**	-27.6	-24.9	-19.6	-10.7	**-28.1**
Others[1]	8.0	-8.8	-24.8	-19.8	**-135.7**	17.9	-48.8	-29.0	-43.8	**-14.1**
Income before income taxes	-27.3	21.4	-20.9	-65.4	**-211.3**	-22.9	-64.6	-39.9	-65.9	**-40.9**

- **Business Performance**
  - Fourth quarter loss before income taxes of 40.9 billion yen.
  - Booked credit valuation adjustment of 10 billion yen,

1. Businesses not included in the five business divisions (Nomura Trust & Banking, etc.) are included in others.

Note:1 The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Note3: Net gain (loss) related to economic hedging transactions but not included in net gain (loss) on trading, which was previously classified as "Others", is included in "Net gain (loss) related to economic hedging transactions" as well as net gain (loss) on trading related to economic hedging transactions. In addition, net gain (loss) on trading from the change in its own creditworthiness of certain structured notes issued, which was previously classified as "Net gain (loss) on trading related to economic hedging transactions", is included in "Others". The reclassifications of previously reported amounts have been made to conform to the current year presentation.

31

NOMURA

Non-interest expenses


Full year
Quarter
(billions of yen)
(billions of yen)
1,200
1,000
800
600
400
200
0
400
300
200
100
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
607.2
687.9
852.2
1,092.9
1,045.6
326.1
266.9
272.7
256.6
249.3

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3				QoQ
						4Q	1Q	2Q	3Q	4Q	
Compensation and benefits	311.3	331.0	366.8	491.6	**526.2**	161.7	138.1	146.6	126.2	**115.3**	-8.7%
Variable-type compensation and benefits	150.5	157.6	174.7	129.9	**171.1**	31.3	50.3	57.6	37.5	**25.7**	-31.4%
Commissions and floor brokerage	31.4	49.8	90.2	73.7	**86.1**	17.1	20.0	21.7	22.9	**21.5**	-6.4%
Information processing and communications	89.1	109.5	135.0	155.0	**175.6**	46.2	40.2	43.9	43.9	**47.6**	8.3%
Occupancy and related depreciation	50.8	57.4	64.8	78.5	**87.8**	22.2	22.0	22.6	21.3	**21.9**	2.9%
Business development expenses	30.6	35.3	38.1	31.6	**27.3**	8.6	6.3	6.4	6.5	**8.2**	24.6%
Other	94.1	105.0	157.2	262.6	**142.5**	70.4	40.4	31.5	35.7	**34.9**	-2.0%
Total	**607.2**	**687.9**	**852.2**	**1,092.9**	**1,045.6**	**326.1**	**266.9**	**272.7**	256.6	**249.3**	-2.8%

- **Business Performance**
  - Fourth quarter non-interest expenses of 249.3 billion yen (-2.8% QoQ)
  - Despite increased expenses for US build out, etc., cost cutting project is producing results and overall expenses were down.

Reference

- Number of employees: p. 44

32

Retail related data (1)

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Commissions	269.4	251.4	225.9	151.0	**238.9**	35.5	55.9	59.8	62.3	**61.0**	**-2.1%**	**71.7%**
Sales credit	109.0	96.8	94.2	71.4	**63.8**	12.3	20.0	15.5	13.3	**15.0**	**12.8%**	**21.9%**
Fees from investment banking	26.4	24.0	14.9	13.4	**33.6**	3.7	7.2	5.1	15.1	**6.1**	**-59.5%**	**64.9%**
Investment trust administration fees and other	34.4	47.5	59.7	50.9	**47.3**	9.3	11.1	11.8	12.1	**12.3**	**1.1%**	**31.9%**
Net interest revenue	7.4	20.4	7.3	5.2	**4.7**	1.1	1.2	0.9	1.5	**1.1**	**-25.9%**	**-1.8%**
Net revenue	446.5	440.1	402.0	291.9	**388.3**	61.9	95.4	93.2	104.3	**95.5**	**-8.5%**	**54.1%**
Non-interest expenses	249.3	279.3	279.7	273.6	**274.9**	67.5	67.5	66.8	69.1	**71.5**	**3.4%**	**5.9%**
Income before income taxes	197.2	160.9	122.3	18.2	**113.4**	-5.5	27.9	26.4	35.2	**24.0**	**-31.8%**	**-**
Domestic distribution volume of investment trusts[1]			9,846.9	6,825.1	**9,713.2**	1,637.8	2,327.2	2,446.8	2,438.2	**2,501.0**	**2.6%**	**52.7%**
Bond investment trusts			3,681.8	2,731.6	**2,380.1**	591.4	624.0	593.3	544.8	**618.1**	**13.5%**	**4.5%**
Stock investment trusts			4,816.1	2,969.3	**6,165.7**	867.5	1,425.0	1,595.4	1,602.7	**1,542.6**	**-3.8%**	**77.8%**
Foreign investment trusts			1,349.0	1,124.2	**1,167.4**	178.9	278.3	258.0	290.7	**340.4**	**17.1%**	**90.2%**
Other												
Accumulated value of annuity insurance policies	683.3	990.4	1,205.3	1,413.3	**1,609.2**	1,413.3	1,462.5	1,507.0	1,542.5	**1,609.2**	**4.3%**	**13.9%**
Sales of JGBs for individual investors (transaction base)	747.8	615.2	292.3	109.6	**22.2**	7.8	8.1	7.0	4.7	**2.5**	**-46.6%**	**-67.9%**
Retail foreign currency bond sales	1,119.2	677.1	954.0	867.4	**1,080.3**	156.7	288.4	252.6	215.3	**323.9**	**50.4%**	**106.7%**

1. **Nomura Securities.**

33

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1 Full year Quarter

Stock brokerage commissions

Commissions for distribution of investment trusts

(billions of yen) (billions of yen)

180 70

60

150

50

120

40

90

30

60

20

30

10

0 0

FY2009.3 FY2010.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions 153.6 98.3 75.1 50.8 55.3 10.3 15.8 14.7 12.3 12.5 1.7% 21.4%

Commissions for distribution of investment trusts1 95.9 124.7 124.5 79.8 168.8 19.7 39.8 41.5 44.7 42.8 -4.3% 117.1%

1. Nomura Securities

Retail related data (3)

Retail client assets1

Full year Quarter

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

(trillions of yen)

100

85.2

80.5

80 71.0 73.5

72.2 67.2 68.9

60 59.3

40

20

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009 Mar. 31, 2010

Equities 49.3 48.5 37.2 28.6 34.6 35.7 37.3 39.2

Foreign currency bonds2 3.6 3.3 2.7 5.5 5.8 5.7 5.6 5.6

Domestic bonds3 13.1 16.4 16.5 13.0 13.3 13.6 13.5 13.4

Stock investment trusts 5.3 7.4 7.3 5.0 5.9 6.4 6.8 7.3

Bond investment trusts 4.5 4.7 4.4 4.0 3.9 3.9 4.0 4.0

Overseas mutual funds 2.3 2.0 1.7 1.4 1.5 1.5 1.5 1.6

Other4 2.3 2.9 2.5 1.9 2.0 2.2 2.2 2.2

Total 80.5 85.2 72.2 59.3 67.2 68.9 71.0 73.5

1. Domestic Client Assets name changed to Retail client assets.

2. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

3. Includes CBs and warrants.

4. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000

5,975

6,000

4,868 4,928 5,279 4,581

4,000

2,000

0

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

6,000 5,000 4,000 3,000

2,003 1,879

2,000

1,610

1,013

1,000

0

-213

-1,000

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009 Mar. 31, 2010

(thousands)

Accounts with balance 3,780 3,953 4,165 4,467 4,494 4,517 4,751 4,883

Equity holding accounts 1,745 1,853 2,027 2,347 2,378 2,399 2,410 2,572

Nomura Home Trade (online trading accounts) 1,969 2,243 2,765 3,095 3,130 3,166 3,119 3,189

Full year Quarter

FY2009.3 FY2010.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

New individual accounts (thousands) 343 417 580 608 336 81 65 71 74 126

IT share1

No. of orders 55% 55% 57% 59% 58% 60% 61% 60% 56% 55%

Transaction value 27% 27% 29% 29% 29% 29% 31% 29% 26% 28%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

NOMURA

Global Markets related data

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Global Fixed Income	173.8	123.1	-119.9	-217.2	**308.0**	5.4	105.4	76.6	70.5	**55.6**	**-21.2%**	**925.6%**
Global Equities	168.5	147.9	206.0	98.9	**352.8**	22.8	92.8	93.4	90.1	**76.5**	**-15.1%**	**235.3%**
Other	28.8	19.1	9.5	-38.9	**-2.4**	-18.8	-11.1	4.6	3.2	**0.9**	**-72.6%**	**-**
Net revenue	371.1	290.0	95.6	-157.3	**658.4**	9.4	187.1	174.5	163.9	**133.0**	**-18.9%**	**1314.8%**
Non-interest expenses	213.4	231.2	321.8	417.4	**486.4**	140.2	124.9	127.8	130.8	**103.0**	**-21.2%**	**-26.6%**
Income before income taxes	157.7	58.8	-226.2	-574.6	**172.0**	-130.8	62.3	46.7	33.1	**30.0**	**-9.4%**	**-**

Monoline insurer-related exposure

Credit derivative transactions with monoline insurers (excluding provisions and hedged exposure)

Mar. 31, 2010 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
Non-investment grade(4)	$5,837	$2,162	$1,812	$350
Total	$5,837	$2,162	$1,812	$350

Dec. 31, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
A(1)	$210	$53	$7	$46
Non-investment grade(4)	$8,282	$3,621	$3,200	$421
Total	$8,492	$3,674	$3,207	$467

1. Based on S&P or Moody's depending on which rating is lower.

38

NOMURA

Investment Banking related data

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.4	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q	QoQ	YoY
Net revenue	99.7	99.2	83.1	63.5	**118.9**	6.6	25.7	20.9	44.5	**27.8**	**-37.4%**	**321.3%**
Non-interest expenses	48.1	54.8	60.3	120.9	**117.2**	47.9	31.1	30.7	28.2	**27.2**	**-3.4%**	**-43.2%**
Income before income taxes	51.5	44.4	22.8	-57.4	**1.7**	-41.3	-5.4	-9.7	16.3	**0.6**	**-96.2%**	**-**

League tables

Equity capital markets bookrunner league table Japan equity and equity-related (excl. self funding)

Rank	Bookrunner	Apr. 1, 2009–Mar. 31, 2010 Proceeds (US$m)	Mkt share	No. of deals
1	Nomura	29,508	35.1%	56
2	Goldman Sachs	8,219	9.8%	7
3	Daiwa Securities SMBC	6,384	7.6%	16
4	Mizuho Financial Group	4,930	5.9%	14
5	Morgan Stanley	3,829	4.6%	5
6	JP Morgan	3,381	4.0%	4
7	Barclays	2,848	3.4%	3
8	Bank of America Merrill Lynch	2,416	2.9%	6
9	Mitsubishi UFJ Financial Group	2,114	2.5%	13
10	Nikko Citi	1,087	1.3%	2

M&A financial advisors league table Japan announced deals

Rank	Advisor	Apr. 1, 2009–Mar. 31, 2010 Rank Value (US$m)	Mkt share	No. of deals
1	Nomura	46,563	33.7%	121
2	Mizuho Financial Group	38,190	27.6%	126
3	Goldman Sachs & Co	32,843	23.8%	21
4	Daiwa Securities Group Inc	30,397	22.0%	76
5	JP Morgan	30,205	21.9%	18
6	UBS	27,545	19.9%	21
7	Citi	25,782	18.7%	32
8	Bank of America Merrill Lynch	21,805	15.8%	26
9	Mitsubishi UFJ Financial Group	21,176	15.3%	70
10	Morgan Stanley	19,277	13.9%	20

Global equity & equity –related bookrunner league table

Rank	Bookrunner	Apr. 1, 2009–Mar. 31, 2010 Proceeds (US$m)	Mkt share	No. of issues
1	JP Morgan	110,034	11.4%	440
2	Goldman Sachs & Co	94,564	9.8%	306
3	Morgan Stanley	72,150	7.5%	329
4	Credit Suisse	56,558	5.9%	260
5	UBS	56,234	5.8%	286
6	Bank of America Merrill Lynch	55,941	5.8%	341
7	Deutsche Bank AG	39,766	4.1%	219
8	Citi	39,763	4.1%	265
9	Nomura	32,332	3.4%	83
10	Barclays	16,001	1.7%	116

Domestic straight bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2009–Mar. 31, 2010 Proceeds (¥m)	Mkt share	No. of issues
1	Nomura	2,481,550	25.4%	126
2	Mizuho Financial Group	2,240,820	22.9%	107
3	Daiw a Securities Capital Markets	1,947,664	19.9%	109
4	Mitsubishi UFJ Securities	1,807,662	18.5%	81
5	Nikko Cordial Securities	847,735	8.7%	28
6	Nikko Citi	247,317	2.5%	16
7	Goldman Sachs	49,327	0.5%	3
8	Bank of America Merrill Lynch	44,993	0.5%	4
9	Barclays Capital	40,500	0.4%	4
10	Toyota FInancial Services Sec.	30,000	0.3%	4

Source: Thomson Reuters

39

NOMURA

Merchant Banking related data

(billions of yen)

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Net revenue	68.2	65.0	64.8	-69.9	**12.2**	-18.4	-1.1	3.9	1.8	**7.6**	**328.4%**	**-**
Non-interest expenses	12.8	12.2	11.5	15.4	**10.7**	4.6	2.5	2.6	2.6	**3.0**	**13.7%**	**-34.6%**
Income before income taxes	55.4	52.8	53.3	-85.3	**1.4**	-23.0	-3.6	1.3	-0.9	**4.6**	**-**	**-**

Business exposure


Full year
Quarter
(billions of yen)
600
500
400
300
200
100
0
Terra Firma
Asia
Europe (excluding Terra Firma)
Japan
439.1
98.7
543.4
231.2
381.4
210.9
366.3
254.9
382.1
260.2
368.6
256.3
372.3
256.0
370.0
250.9

	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010
Japan	59.9	195.5	169.5	191.7	190.2	187.2	**186.8**	186.9
Europe (excluding Terra Firma)	38.8	35.7	41.4	60.0	66.6	65.9	**65.9**	60.4
Asia	-	-	-	3.2	3.4	3.1	**3.3**	3.6
Sub Total	98.7	231.2	210.9	254.9	260.2	256.3	**256.0**	250.9
Terra Firma	340.4	312.2	170.5	111.4	122.0	112.3	**116.3**	119.2
Total	**439.1**	**543.4**	**381.4**	**366.3**	**382.1**	**368.6**	**372.3**	**370.0**

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

40

Asset Management related data (1)

FY2009.3 FY2010.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

(billions of yen) 4Q 1Q 2Q 3Q 4Q

Net revenue 64.1 88.1 88.7 59.8 70.4 13.1 18.7 16.5 17.2 18.0 4.4% 37.2%

Non-interest expenses 40.3 48.7 54.8 52.4 51.8 12.6 13.5 12.0 13.2 13.1 -0.6% 3.9%

Income before income taxes 23.8 39.4 34.0 7.4 18.6 0.5 5.1 4.5 4.1 4.9 20.3% 837.2%

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen) 35

30 25 20 15 10 5 0

23.1

27.0

25.8

20.2

22.2

22.9

23.1

23.4

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec. 31, 2009 Mar. 31, 2010

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of January 2010.

Asset Management related data (2)

Nomura Asset Management Domestic public investment trust market and assets under management Nomura Asset Management market share

Full year Quarter

(trillions of yen)

Overseas investment advisory

Domestic investment advisory

Privately placed investment trusts

Public bond investment trusts

Public stock investment trusts

(trillions of yen)

30 25 20 15 10 5 0

21.0

25.9

24.3

19.0

21.1

21.8

21.9

22.0

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31, 2006 2007 2008 2009 2009 2009 2009 2010

Investment trusts 14.0 18.8 18.8 17.2 14.3 14.8 14.6 14.7

Public stock investment trusts 6.9 10.8 10.8 9.8 7.7 8.2 8.0 8.1

Public bond investment trusts 5.6 5.8 5.8 5.3 4.8 4.9 4.8 4.8

Privately placed investment trusts 1.5 2.2 2.2 2.0 1.8 1.7 1.8 1.7

Investment advisory 7.0 7.1 7.1 7.1 6.8 7.0 7.4 7.3

Domestic investment advisory 4.0 3.7 3.7 4.6 4.6 4.7 4.7 4.7

Overseas investment advisory 3.0 3.4 3.4 2.4 2.3 2.3 2.7 2.6

Total 21.0 25.9 25.9 24.3 21.1 21.8 21.9 22.0

M ar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31,

(trillions of yen) 2006 2007 2008 2009 2009 2009 2009 2010

Domestic public stock investment trusts

Market 45.0 59.4 57.7 40.4 45.9 48.0 50.2 52.6

Nomura’s share (%) 15% 18% 17% 16% 17% 17% 16% 15%

Domestic public bond investment trusts

Market 13.5 13.2 12.0 11.1 11.2 11.3 11.2 11.1

Nomura’s share (%) 42% 44% 44% 43% 43% 43% 43% 43%

Source: Investment Trusts Association, Japan

Nomura Asset Management net asset inflow

Full year Quarter

FY FY FY FY FY FY2009.3 FY2010.3

(trillions of yen) 2006.3 2007.3 2008.3 2009.3 2010.3

4Q 1Q 2Q 3Q 4Q

Public stock investment trusts 1.0 3.8 2.0 0.0 -0.2 0.3 0.2 0.3 -0.5 -0.1

Exclude ETF 1.4 3.7 1.8 -0.4 0.0 0.2 0.3 0.2 -0.3 -0.2

Public bond investment trusts 0.0 0.2 -0.5 -0.5 -0.0 -0.1 -0.0 0.1 -0.1 -0.0

Privately placed investment 0.5 0.7 0.2 0.1 -0.2 -0.1 -0.1 -0.1 0.0 -0.1 trusts

Net asset inflow 1.5 4.6 1.7 -0.4 -0.4 0.1 0.1 0.3 -0.6 -0.2

Value at risk

Definition

–99% confidence level (2.33 standard dev.)

–1-day time horizon for outstanding portfolio

–Inter-product price fluctuations considered

From April 1, 2009, to March 31, 2010 (billions of yen)

–Maximum: 15.2

–Minimum: 9.9

–Average: 12.7

(billions of yen) Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31,

2006 2007 2008 2009 2009 2009 2009 2010

Equity 6.0 4.7 4.2 3.8 4.4 2.6 2.9 2.6

Interest rate 3.3 3.7 4.7 6.7 4.0 3.4 6.3 4.4

Foreign exchange 1.4 1.4 8.0 8.7 12.1 10.9 11.2 10.5

Sub-total 10.7 9.8 16.9 19.2 20.5 17.0 20.3 17.5

Diversification benefit -3.7 -3.6 -6.8 -7.5 -7.1 -5.2 -6.6 -5.0

VaR 7.0 6.2 10.1 11.7 13.4 11.8 13.7 12.6

Number of employees

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009 Sep. 30, 2009 Dec.31,2009 Mar.31,2010

Japan (excluding FA)1 9,618 10,667 11,561 12,929 13,316 13,111 12,977 12,857

Japan (FA)2 1,948 2,174 2,377 2,391 2,343 2,294 2,244 2,196

Europe 1,515 1,791 1,956 4,294 4,270 4,369 4,402 4,369

Americas 1,073 1,322 1,063 1,079 1,168 1,468 1,643 1,781

Asia-Pacific3 778 900 1,070 4,933 4,633 4,675 4,877 5,171

Total 14,932 16,854 18,026 25,626 25,730 25,917 26,143 26,374

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

NOMURA

Consolidated income

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3			
						4Q	1Q	2Q	3Q	4Q
Revenue										
Commissions	356.3	337.5	404.7	306.8	**395.1**	66.3	102.0	95.4	101.0	**96.6**
Fees from investment banking	108.8	99.3	85.1	55.0	**121.3**	11.8	29.7	15.6	44.5	**31.4**
Asset management and portfolio service fees	102.7	146.0	189.7	140.2	**132.2**	25.6	30.3	34.0	34.2	**33.7**
Net gain on trading	304.2	290.0	61.7	-128.3	**417.4**	16.7	121.1	148.5	66.5	**81.3**
Gain (loss) on private equity investments	12.3	47.6	76.5	-54.8	**11.9**	-15.5	-2.1	2.0	2.3	**9.7**
Interest and dividends	693.8	981.3	796.5	331.4	**235.3**	40.5	58.4	53.6	67.4	**55.9**
Gain (loss) on investments in equity securities	67.7	-20.1	-48.7	-25.5	**6.0**	-3.7	9.8	-2.3	-3.8	**2.4**
Private equity entities product sales	88.2	100.1	-	-	**-**	-	-	-	-	**-**
Other	58.8	67.4	28.2	39.9	**37.5**	4.5	14.3	8.7	9.4	**5.2**
Total revenue	1,792.8	2,049.1	1,593.7	664.5	**1,356.8**	146.2	363.6	355.5	321.6	**316.1**
Interest expense	647.2	958.0	806.5	351.9	**205.9**	47.0	65.2	55.4	47.1	**38.2**
Net revenue	1,145.7	1,091.1	787.3	312.6	**1,150.8**	99.2	298.4	300.0	274.5	**277.9**
Non-interest expenses	693.7	772.6	852.2	1,092.9	**1,045.6**	326.1	266.9	272.7	256.6	**249.3**
Income (loss) from continuing operations before income taxes	452.0	318.5	-64.9	-780.3	**105.2**	-226.9	31.4	27.3	18.0	**28.6**
Income from discontinued operations before income taxes	99.4	-	-	-	**-**	-	-	-	-	**-**
Income (loss) before income taxes	551.4	318.5	-64.9	-780.3	**105.2**	-226.9	31.4	27.3	18.0	**28.6**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	256.6	175.8	-67.8	-708.2	**67.8**	-215.8	11.4	27.7	10.2	**18.4**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	47.7	-	-	-	**-**	-	-	-	-	**-**
Net income (loss)	304.3	175.8	-67.8	-708.2	**67.8**	-215.8	11.4	**27.7**	10.2	**18.4**

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

45

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3	FY2010.3			
						4Q	1Q	2Q	3Q	4Q
Retail	197.2	160.9	122.3	18.2	**113.4**	-5.5	27.9	26.4	35.2	**24.0**
Global Markets	157.7	58.8	-226.2	-574.6	**172.0**	-130.8	62.3	46.7	33.1	**30.0**
Investment Banking	51.5	44.4	22.8	-57.4	**1.7**	-41.3	-5.4	-9.7	16.3	**0.6**
Merchant Banking	55.4	52.8	53.3	-85.3	**1.4**	-23.0	-3.6	1.3	-0.9	**4.6**
Wholesale	264.7	156.0	-150.1	-717.3	**175.2**	-195.1	53.3	38.2	48.5	**35.2**
Asset Management	23.8	39.4	34.0	7.4	**18.6**	0.5	5.1	4.5	4.1	**4.9**
5 Business segment total	485.7	356.3	6.2	-691.7	**307.1**	-200.1	86.3	69.0	87.8	**64.1**
Other	-33.1	21.0	-20.9	-65.4	**-211.3**	-22.9	-64.6	-39.9	-65.9	**-40.9**
Segment total	452.6	377.3	-14.7	-757.1	**95.8**	-223.0	21.7	29.1	21.8	**23.2**
Unrealized gain (loss) on investments in equity securities held for operating	59.3	-38.2	-50.2	-23.1	**9.4**	-4.0	9.7	-1.8	-3.9	**5.4**
Unrealized gain (loss) on investments in equity securities held for operating	-59.9	-21.5	-	-	**-**	-	-	-	-	**-**
US GAAP	452.0	318.5	-64.9	-780.3	**105.2**	-226.9	31.4	27.3	18.0	**28.6**
	99.4	-	-	-	**-**	-	-	-	-	**-**
	551.4	**318.5**	**-64.9**	**-780.3**	**105.2**	**-226.9**	**31.4**	**27.3**	**18.0**	**28.6**

Note:

1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

46

Main revenue items

	(billions of yen)	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2010.3	FY2009.3 4Q	FY2010.3 1Q	FY2010.3 2Q	FY2010.3 3Q	FY2010.3 4Q
Commissions	Stock brokerage commissions (retail)	153.6	98.3	75.1	50.8	**55.3**	10.3	15.8	14.7	12.3	**12.5**
	Stock brokerage commissions (other)	79.5	73.2	166.6	144.7	**140.3**	28.9	39.2	34.5	33.7	**33.0**
	Other brokerage commissions	14.3	6.8	9.3	7.9	**8.0**	0.9	2.9	-0.0	2.6	**2.6**
	Commissions for distribution of investment trusts	85.1	120.5	121.2	75.9	**165.9**	19.1	39.5	41.3	43.6	**41.5**
	Other	23.8	38.6	32.4	27.5	**25.5**	7.3	4.7	5.0	8.8	**7.0**
	Total	356.3	337.5	404.7	306.8	**395.1**	66.3	102.0	95.4	101.1	**96.6**
Fees from Investment Banking	Equity underwriting and distribution	57.3	56.6	32.1	13.2	**74.9**	1.5	17.1	7.7	30.4	**19.6**
	Bond underwriting and distribution	21.2	15.3	13.4	11.9	**16.6**	4.0	3.8	2.9	6.5	**3.5**
	M&A / financial advisory fees	30.3	26.7	37.8	26.7	**29.2**	5.8	8.6	4.9	7.6	**8.2**
	Other	0.1	0.7	1.8	3.1	**0.5**	0.5	0.3	0.1	0.1	**0.1**
	Total	108.8	99.3	85.1	55.0	**121.3**	11.8	29.7	15.6	44.5	**31.4**
Asset Management and portfolio service fees	Asset management fees	68.5	106.3	150.3	104.1	**97.6**	18.4	22.0	26.0	25.5	**24.1**
	Administration fees	20.6	24.0	21.7	21.3	**19.4**	4.1	4.5	4.6	4.8	**5.4**
	Custodial fees	13.6	15.7	17.7	14.7	**15.3**	3.0	3.8	3.4	4.0	**4.1**
	Total	102.7	146.0	189.7	140.2	**132.2**	25.6	30.3	34.0	34.2	**33.7**
Net gain on trading[1]	Bonds and other	150.9	154.9	-70.3	-87.0	**215.1**	77.9	56.0	93.8	24.0	**41.3**
	Equity	148.1	137.6	137.0	-38.7	**196.3**	-59.7	64.8	53.6	38.3	**39.6**
	Merchant banking	5.2	-2.5	-5.0	-2.7	**6.0**	-1.6	0.3	1.1	4.2	**0.4**
	Net interest revenue	46.6	23.3	-9.9	-20.5	**29.4**	-6.5	-6.8	-1.9	20.4	**17.7**
	Total	350.8	313.4	51.8	-148.9	**446.8**	10.2	114.3	146.6	86.8	**99.0**

1. Includes net interest revenue.

47

Nomura Holdings, Inc.

www.nomura.com